Exhibit 99.5

OceanaGold Delivers Strong First Quarter with $255M of Free Cash Flow

(All financial figures in United States dollars unless otherwise stated)

• Produced 130,100 ounces of gold and 3,200 tonnes of copper, in line with the full year plan.

• Delivered record revenue, record operating cash flow, and increased the cash balance by 30%.

• Progressed growth projects and returned $77 million to shareholders through share repurchases.

VANCOUVER, BC, May 6, 2026 /CNW/ - OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") reported its operational and financial results for the three months ended March 31, 2026. The consolidated financial statements and Management's Discussion and Analysis ("MD&A") are available at www.oceanagold.com.

First Quarter Highlights

•	Safely and responsibly produced 130,100 ounces of gold and 3,200 tonnes of copper, as per plan.
•	All-In Sustaining Cost ("AISC")† of $2,094 per ounce.
•	Record quarterly revenue of $715 million at a record average realized gold price of $4,894 per ounce.
•	EBITDA Margin† of 58%, net profit[1] of $228 million and EPS of $1.01.
•	Record Operating Cash Flow of $382 million, generating strong Free Cash Flow† of $255 million.
•	Cash balance increased by 30% to $620 million. No debt, with revolving credit facility undrawn.
•	Completed $77 million in share repurchases, in line with the $350 million buyback program for 2026.
•	Released updated NI 43-101 technical reports for Haile, Macraes and Didipio, demonstrating a stable production profile and longer mine lives at each of the assets.
•	Confirmed continuity and extension of a newly defined southern high-grade zone at Wharekirauponga, with the portal now constructed and decline development underway.
•	Listed on the New York Stock Exchange ("NYSE") on April 7, 2026.

Gerard Bond, President and CEO of OceanaGold, said "We have started 2026 strongly, delivering results broadly in line with our expectations, while continuing to execute on our growth and capital allocation priorities. Record Operating Cash Flow delivered a near-record $255M in Free Cash Flow in the quarter, growing our cash balance by 30% even after returning capital to shareholders through our dividends and buyback programs. Our NYSE listing in April further broadens our investor base, and we released encouraging exploration results at Wharekirauponga that highlight the quality and upside potential of this high-grade orebody. Together, these first quarter achievements demonstrate our focus on execution and position us well to continue delivering on our plans and creating value for shareholders in 2026."

† See "Non-IFRS Financial Information" 1 Attributable to the shareholders of the Company.

Results Overview

		Q1 2026	Q4 2025	Q1 2025
Gold Produced[1]
Haile	koz	41.6	55.6	51.6
Macraes	koz	51.5	55.8	28.4
Waihi	koz	16.6	22.2	16.8
Didipio	koz	20.4	23.8	20.6
Total gold produced[1]	koz	130.1	157.4	117.4
Gold Sales
Haile	koz	47.3	50.3	57.2
Macraes	koz	47.9	53.7	23.7
Waihi	koz	17.6	21.1	15.9
Didipio	koz	22.6	20.6	17.8
Total Gold sales	koz	135.4	145.7	114.6
Average Gold Price	$/oz	4,894	4,227	2,858
Copper Produced[1] - Didipio	kt	3.2	3.2	3.4
Copper Sales[1] - Didipio	kt	3.3	2.9	3.2
Average Copper Price	$/lb	6.10	5.35	4.27
Silver Produced	koz	130.7	136.2	162.7
Cash Costs†
Haile	$/oz	1,779	1,529	715
Macraes	$/oz	970	885	1,369
Waihi	$/oz	1,556	1,584	1,445
Didipio	$/oz	748	883	871
Consolidated Cash Costs†	$/oz	1,292	1,207	976
AISC†
Haile	$/oz	2,637	2,295	1,551
Macraes	$/oz	1,506	1,286	2,313
Waihi	$/oz	2,155	2,068	2,019
Didipio	$/oz	1,298	1,422	1,130
Consolidated AISC†	$/oz	2,094	1,761	1,796
Free Cash Flow†	$M	255.2	259.4	68.8
Net profit[2]	$M	228.4	327.7	99.7
Adjusted net profit†2	$M	229.5	201.7	100.7
EBITDA†	$M	416.7	543.2	192.0
Adjusted EBITDA†	$M	417.8	374.0	193.0
Earnings per share - diluted[2]	$/share	$1.01	$1.42	$0.42
Adjusted earnings per share - diluted†2	$/share	$1.01	$0.88	$0.42

1 Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2 Attributable to the shareholders of the Company.

† See "Non-IFRS Financial Information"

Dividend

OceanaGold has declared a $0.09 per share dividend payable in June 2026. Shareholders of record at the close of business in each jurisdiction on May 20, 2026 (the "Record Date") will be entitled to receive payment of the dividend on June 19, 2026. The dividend payment applies to holders of record of the Company's common shares traded on the TSX and the NYSE.

Declaration of Dividend	Wednesday May 6, 2026
Record Date	Wednesday May 20, 2026
Dividend Payment Date	Friday June 19, 2026

Dividends are payable in United States dollars. Shareholders in other jurisdictions can elect to participate in Computershare's international payments service if they want to receive dividends in an alternative currency. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Share Buyback

In the first quarter, the Company completed $77 million of share repurchases. In February, the Company announced its intention to apply up to $350 million towards share buybacks in 2026, in addition to a tripling of the dividend.

Management Update

The Company announces that after 17 years, Liang Tang, EVP General Counsel & Company Secretary, advised of her intent to leave OceanaGold to spend more time with her family. The Company thanks Ms. Tang for her dedication, professionalism, poise, clear-thinking, advice and the many contributions she has made over her long and valued service.

Elizabeth Thampy has been appointed as OceanaGold's new EVP General Counsel & Company Secretary.  With over a decade of experience in gold mining with other similar sized companies and several years at one of Canada's largest law firms, Ms. Thampy brings a wealth of industry knowledge and a strong track record in securities law, corporate governance, risk management, and mergers & acquisitions. She joined OceanaGold on April 16, 2026.

Conference Call and Webcast:

Senior management will host a conference call and webcast to discuss the quarterly results on Thursday, May 7, 2026 at 10:00 am EDT (7:00 am PDT). To participate in the conference call, please use one of the following methods:

•	Webcast: https://app.webinar.net/8KkdZq6zb7e
•	Toll-free North America: +1 888-510-2154
•	International: +1 437-900-0527

If you are unable to attend the call, a recording will be made available on the Company's website.

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

Cautionary Statement for Public Release

This news release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities laws which may include, but are not limited to, statements with respect to: the Company's planned production, cost and capital Guidance for 2026; the future financial and operating performance of the Company and its mining projects and the anticipated benefits therefor; anticipated results and developments in the operations of OceanaGold in future periods; the development, expansion and operation of the Company's mining projects; anticipated production levels and mine lives; the estimation, realization and classification of Mineral Reserves and Mineral Resources; costs of production; estimates of growth capital, sustaining capital, operating and exploration expenditures; costs and timing of the development of new deposits and mines; the timing, cost and outcome of development, construction and expansion activities; costs and timing of future exploration and drilling programs, including the Company's site and regional exploration programs; water management initiatives and strategies and tailings management initiatives at the Company's operations; the adequacy of current financial resources and cash reserves; requirements for additional capital; governmental regulation of mining operations and exploration operations; the timing and receipt of required permits, certifications, approvals, consents and renewals under applicable legislation; the amount of and timing for anticipated purchases under the Normal Course Issuer Bid program; compliance with applicable environmental, social, health and safety and other regulatory requirements; geotechnical and operational conditions; social licence to operate and stakeholder relationships; competition for mineral properties; the availability and terms of financing; foreign operations and political, economic and regulatory conditions in the jurisdictions in which the Company operates; expectations regarding the impacts of the U.S.-Iran international conflict on the Company's operations, including with respect to prices for and delivery costs of certain consumable items; governmental regulation of mining operations and exploration operations; fluctuations in commodity prices, including gold, copper and silver, and foreign exchange rates; the expected inclusion of Waihi and Didipio in the Company's hedging program; anticipated environmental risks; title disputes or claims; changes in laws, taxation and accounting standards; and the timing and possible outcome of pending legal proceedings, regulatory matters and other disputes. All statements in this news release that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "may", "plans", "expects", "projects", "is expected", "scheduled", "potential", "estimates", "forecasts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: the risk of not achieving the Company's production estimates, forecasts or 2026 Guidance; inaccuracy of Mineral Reserves, Mineral Resources and operating and capital cost estimates; the actual results of current and future production, development and/or exploration activities; possible variations of ore grade, metallurgy or recovery rates; changes in mine plans, project parameters or assumptions as plans continue to be refined; delays in, or inability to complete, development or construction or expansion activities or to re-commence or sustain operations as planned; failures or underperformance of plant, equipment, infrastructure or processes; geotechnical risks or events, including open pit wall stability, crown pillar failure, land subsidence and tailings dam failures; scarcity in and disruption of global supply chain and/or increases in prices, including as a result of international conflicts, such as the recent U.S.-Iran conflict; challenges associated with effective water management; environmental, health and safety and climate-related risks; risks related to community acceptance, stakeholder engagement and social licence to operate; competition for mineral properties and other growth opportunities; legal and regulatory challenges to current and future permits, certifications, approvals or licences; adverse judicial, regulatory or governmental decisions; delays in, or inability to obtain, financing or governmental approvals on acceptable terms; changes in laws, regulations, taxation regimes, regulated accounting standards or their interpretation or application; the risks associated with operating in foreign jurisdictions, including political instability, changes in policy or law, civil unrest or conflict; fluctuations in the prices of gold, copper and silver; general business, economic and market conditions (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; fluctuations in foreign exchange rates, including the value of the U.S. dollar relative to the Canadian dollar, the New Zealand dollar or the Philippine peso; trade policies and tensions, including tariffs; inflationary pressure; labour availability, retention and turnover; accidents, labour disputes and other operational risks of the mining industry; limitations of insurance coverage or uninsured risks; the conclusions of economic evaluations, studies and models; information technology, artificial intelligence and cybersecurity risks; and those other factors identified and described in more detail in the section entitled "Risk Factors" contained in the Company's most recent Annual Information Form and the Company's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which are available under the Company's profile on SEDAR+ at sedarplus.ca and sec.gov, respectively, and on the Company's website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

The Company's forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve Guidance, estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary permits, certifications, approvals or licences; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

The Company's forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Financial Information

Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share

These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company's operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted Net Profit/(Loss) is calculated as Net Profit/(Loss) less the impact of impairment expenses and reversals, write-downs, foreign exchange (gains)/losses, gain on sale of assets and listing costs.

The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q1 2026	Q4 2025	Q1 2025
Net profit[1]	228.4	327.7	99.7
Foreign exchange loss (gain)	0.1	(1.9)	0.8
Impairment reversal	-	(176.2)	-
NYSE listing costs	1.0	0.9	-
Write-down of assets	-	8.0	0.2
Tax expense on impairment reversal	-	43.2	-
Adjusted net profit[1]	229.5	201.7	100.7
Weighted average number of common shares - fully diluted	226.6	230.2	238.3
Adjusted earnings per share	1.01	0.88	0.42

1 Attributable to the shareholders of the Company.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of impairment expenses and reversals, write-downs, gains/losses on disposal of assets, listing costs, foreign exchange gains/losses and other non-recurring costs. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenue.

The following table provides a reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin:

$M	Q1 2026	Q4 2025	Q1 2025
Net profit	235.4	333.8	101.2
Depreciation and amortization	84.0	81.1	53.7
Net interest (income) expense and finance costs	(1.0)	-	1.8
Income tax expense on earnings	98.3	128.3	35.3
EBITDA	416.7	543.2	192.0
Foreign exchange loss (gain)	0.1	(1.9)	0.8
Impairment reversal	-	(176.2)	-
NYSE listing costs	1.0	0.9	-
Write-down of assets	-	8.0	0.2
Adjusted EBITDA	417.8	374.0	193.0
Revenue	714.5	652.4	359.9
Adjusted EBITDA Margin	58%	57%	54%

Cash Costs and AISC

Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of the Company's mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product allocations and are then divided by ounces sold. In calculating Cash Costs, the Company includes the value of cash-settled stock-based compensation in the year of vesting. Cash Costs are reduced by copper and silver by-product cost allocations that are considered incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.

 The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q1 2026	Q4 2025	Q1 2025
Cost of sales, excl. depreciation and amortization	226.8	231.3	142.9
Indirect taxes	9.0	8.5	4.8
Selling costs	3.7	3.8	2.8
Non-cash stock-based compensation adjustments[2]	(9.0)	(26.8)	(3.4)
By-product allocation	(55.6)	(40.9)	(35.3)
Total Cash Costs (net)	174.9	175.9	111.8
Sustaining capital and leases	40.3	53.3	26.8
Deferred stripping and capitalized mining	45.9	26.5	55.3
Corporate general & administration[3]	19.9	(1.6)	10.4
Onsite exploration and drilling	3.2	0.3	1.6
Total AISC	284.2	254.4	205.9
Gold sales (koz)	135.4	145.7	114.6
Cash Costs ($/oz)	1,292	1,207	976
AISC ($/oz)[1]	2,094	1,761	1,796

1	Excludes the Additional Government Share related to the FTAA at Didipio of $22.1 million for the first quarter of 2026 and $2.9 million for the fourth quarter of 2025, as it is considered in the nature of an income tax.
2	Reflects the adjustment in AISC to stock-based compensation settled in cash over the year of vesting. Total Cash Costs include cash settled stock-based expenses of $6.7 million for the first quarter of 2026, $0.9 million for the fourth quarter of 2025 and $0.2 million for the first quarter of 2025.
3	Corporate general & administration includes $7.4 million in cash settled stock-based compensation for the first quarter of 2026, $3.2 million for the fourth quarter of 2025 and $1.3 million for the first quarter of 2025.

The following tables provide a reconciliation of Cash Costs and AISC for each operation:

Haile

$M, except per oz amounts	Q1 2026	Q4 2025	Q1 2025
Cash costs of sales[1]	79.8	83.5	45.6
By-product allocation	(1.2)	(1.0)	(1.9)
Inventory adjustments	5.4	(5.8)	(3.0)
Freight, treatment and refining charges	0.2	0.1	0.2
Total Cash Costs (net)	84.2	76.8	40.9
Sustaining capital and leases	18.7	23.0	10.4
Deferred stripping and capitalized mining	21.2	15.2	36.4
Onsite exploration and drilling	0.9	-	0.8
Total AISC	125.0	115.0	88.5
Gold sales (koz)	47.3	50.2	57.2
Cash Costs ($/oz)	1,779	1,529	715
AISC ($/oz)	2,637	2,295	1,551

1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Macraes

$M, except per oz amounts	Q1 2026	Q4 2025	Q1 2025
Cash costs of sales[1]	45.1	49.8	39.2
By-product allocation	(0.1)	(0.2)	(0.1)
Royalties	6.7	7.8	0.7
Inventory adjustments	(5.9)	(10.5)	(7.6)
Freight, treatment and refining charges	0.6	0.6	0.2
Total Cash Costs (net)	46.4	47.5	32.4
Sustaining capital and leases	8.6	16.6	9.4
Deferred stripping and capitalized mining	15.8	3.8	12.3
Onsite exploration and drilling	1.2	1.0	0.6
Total AISC	72.0	68.9	54.7
Gold sales (koz)	47.9	53.7	23.7
Cash Costs ($/oz)	970	885	1,369
AISC ($/oz)	1,506	1,286	2,313

1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Waihi

$M, except per oz amounts	Q1 2026	Q4 2025	Q1 2025
Cash costs of sales[1]	34.2	40.2	26.8
By-product allocation	(6.3)	(4.1)	(2.1)
Royalties	2.8	3.4	0.5
Inventory adjustments	(3.4)	(6.2)	(2.3)
Add: Freight, treatment and refining charges	0.1	0.1	0.1
Total Cash Costs (net)	27.4	33.4	23.0
Sustaining capital and leases	4.9	6.8	4.3
Deferred stripping and capitalized mining	4.7	3.4	4.7
Onsite exploration and drilling	1.1	(0.1)	0.2
Total AISC	38.1	43.5	32.2
Gold sales (koz)	17.6	21.1	15.9
Cash Costs ($/oz)	1,556	1,584	1,445
AISC ($/oz)	2,155	2,068	2,019

1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Didipio

$M, except per oz amounts	Q1 2026	Q4 2025	Q1 2025
Cash costs of sales[1]	41.1	42.9	32.1
By-product allocation	(48.0)	(35.6)	(31.2)
Royalties	3.5	2.5	1.6
Indirect taxes	8.3	6.6	4.7
Inventory adjustments	7.8	(2.9)	4.5
Freight, treatment and refining charges	4.2	4.7	3.8
Total Cash Costs (net)	16.9	18.2	15.5
Sustaining capital and leases	8.1	6.9	2.7
Deferred stripping and capitalized mining	4.2	4.1	1.9
General & administration[2]	0.1	0.7	0.1
Onsite exploration and drilling	-	(0.3)	-
Total AISC	29.3	29.6	20.2
Gold sales (koz)	22.6	20.6	17.8
Cash Costs ($/oz)	748	883	871
AISC[1] ($/oz)	1,298	1,422	1,130

1	Beginning in the first quarter of 2025, Didipio's AISC calculation includes local corporate G&A costs.
2	Excludes the Additional Government Share related to the FTAA at Didipio of $22.1 million and $2.9 million for the first quarter of 2026 and fourth quarter of 2025, respectively, as it is considered in the nature of an income tax.

Net Cash/(Debt)

Net Cash/(Debt) has been calculated as total debt plus cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company's financial health.

The following table provides a reconciliation of Net Cash/(Debt):

$M	March 31, 2026	December 31, 2025
Amounts drawn under the revolving credit facility	-	-
Total debt	-	-
Cash and cash equivalents	620.1	476.5
Net Cash	620.1	476.5

Operating Cash Flow before working capital movements

Operating Cash Flow before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital. The following table provides a reconciliation of Operating Cash Flow before working capital movements:

$M, except per share amounts	Q1 2026	Q4 2025	Q1 2025
Cash provided by operating activities	381.5	358.2	171.6
Changes in working capital	(46.9)	(79.6)	25.2
Cash flows provided by operating activities before changes in working capital	334.6	278.6	196.8

Free Cash Flow

Free Cash Flow is calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company's ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q1 2026	Q4 2025	Q1 2025
Cash flows provided by Operating Activities	381.5	358.2	171.6
Cash flows used in Investing Activities	(126.3)	(98.8)	(102.8)
Free Cash Flow	255.2	259.4	68.8

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SOURCE OceanaGold Corporation

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%CIK: 0001487326

For further information: For further information please contact: Investor Relations: Rebecca Henare, Vice President, Investor Relations, Tel: +1 604-678-4095, ir@oceanagold.com; Valerie Burns, Manager, Investor Relations, Tel: +1 604-235-0742, ir@oceanagold.com; Media Relations: Louise Burgess, Vice President, Communications, Tel: +1 604-403-2019, info@oceanagold.com

CO: OceanaGold Corporation

CNW 17:00e 06-MAY-26